UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission file number 001-14540

Deutsche Telekom AG
(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,
53113 Bonn,
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x            Form 40-F o

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o            No x

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Press release

Bonn, May 12, 2010

Deutsche Telekom off to a good start in 2010

Adjusted net profit up 36 percent
Free cash flow more than tripled to EUR 1.4 billion
German mobile market leadership consolidated
Data revenue per user in the United States increased by USD 1.50
Stable development in Southern and Eastern Europe in the first quarter

Deutsche Telekom got off to a good start in the 2010 financial year, recording sound figures in the first quarter. Adjusted EBITDA increased by 1.6 percent compared with the first quarter of 2009 to EUR 4.9 billion. With revenue almost stable – down 0.6 percent to EUR 15.8 billion – the adjusted EBITDA margin improved by 0.6 percentage points to 30.9 percent.

The development of adjusted net profit was particularly encouraging, increasing by 36 percent year-on-year to EUR 0.9 billion. Unadjusted net profit jumped by just under EUR 2 billion from EUR -1.1 billion to EUR +0.8 billion. The free cash flow trend was also impressive, with free cash flow of EUR 1.4 billion being recorded in the first three months of 2010, up from EUR 0.4 billion in the first quarter of 2009.

“These results show that we got off to a good start in 2010,” said René Obermann, CEO of Deutsche Telekom. “We have further stabilized our operations – in some cases achieving substantial improvements – and implemented important steps in our new strategy at the same time.”

Among the operating highlights in the first three months of 2010 were the outstanding figures in the German mobile business. The surge in the profitability of the mobile subsidiaries in the Europe operating segment and the revenue growth at T-Systems were also satisfactory. Business in Southern and Eastern Europe was stable with consistently high margins in spite of the difficult economic situation in countries such as Greece. T-Mobile USA reported sustained high demand for 3G-enabled converged devices.

By acquiring online payment service provider ClickandBuy in March of this year, the Group secured itself a leading position in a fast-growing segment. Furthermore, as of the end of the first quarter, the official launch of Telekom Deutschland GmbH marked the completion of the integration of fixed-network and mobile operations in Germany.

Deutsche Telekom maintains its guidance for the Group as communicated. Excluding the effects of the joint venture between T-Mobile UK and Orange UK in the United Kingdom, Deutsche Telekom expects to generate adjusted EBITDA of approximately EUR 20 billion and free cash flow of around
EUR 6.2 billion in the 2010 financial year.

The assets and liabilities of T-Mobile UK have no longer been shown in the consolidated statement of financial position since April 1, 2010, following the establishment of the joint venture in the United Kingdom. Equally, T-Mobile UK's income statement has no longer been included in the consolidated income statement since the same date. Instead, the joint venture is included in the consolidated statement of financial position under investments accounted for using the equity method and the joint venture's profit or loss reported in the consolidated income statement under profit/loss from financial activities.

These changes affect Deutsche Telekom’s adjusted EBITDA in the amount of EUR 0.4 to 0.5 billion. Taking into account the agreed advance dividend from the joint venture, Deutsche Telekom does not expect to see any impact on free cash flow.

Overview of developments in the operating segments:

Germany
The Company further consolidated its market leadership in service revenues in the German mobile communications sector. The focus remained on value-driven growth. Business in Germany progressed overall in the first quarter despite the challenging economic environment, regulatory requirements, and more intense competition. As a result, the broadband market share has remained stable since 2007, at 46 percent. The positive trend continued with an additional 130,000 Entertain packages sold, bringing the figure up to 1.2 million as of March 31, 2010.

The Germany operating segment significantly slowed the decline in revenues compared with the prior year, reporting a decrease of 2.2 percent to EUR 6.2 billion in the first quarter of 2010 compared with the first three months of 2009, when total revenue was down 4.6 percent. Adjusted EBITDA decreased by 2.7 percent to EUR 2.3 billion in the first quarter of 2010.

Total revenue from mobile operations in Germany rose by 2.5 percent in the first quarter of 2010 to EUR 2.0 billion, mainly as a result of 3.3 percent higher service revenues. Mobile data revenues continued their solid growth trend, increasing by 39 percent year-on-year. Adjusted EBITDA from mobile communications increased by 8.8 percent to EUR 0.8 billion and the adjusted EBITDA margin grew by 2.4 percentage points. This was attributable in particular to the positive revenue trend and lower general and administrative expenses. The success of value-driven growth is also reflected in the increased share of contract customers in the total customer base. As of March 31, 2010, Deutsche Telekom served 17.3 million mobile contract customers in Germany, up 1.9 percent compared with the prior-year quarter.

In the first quarter of the year, revenue in the fixed network fell by 4.1 percent year-on-year to EUR 4.5 billion. Adjusted EBITDA amounted to EUR 1.5 billion, the decrease in revenue being largely offset by effective cost management. At 372,000, the number of line losses in the first quarter was down 38.2 percent compared with the same quarter in 2009.

United States
In the United States, demand for mobile Internet services is rising in line with strategic expectations. The number of 3G-enabled converged devices in T-Mobile’s network rose by one third to 5.2 million in the first three months of 2010 alone. This represents an increase of 3.7 million compared with the previous year. As a result, non-voice revenue per customer also increased by USD 1.50 year-on-year.

Customer numbers at T-Mobile USA declined by 77,000 in the first quarter of 2010 as a result of the intense competitive environment and an industry-wide downturn. As of March 31, 2010, the U.S. mobile subsidiary served 33.7 million customers, 0.5 million more than one year earlier.

T-Mobile USA’s business figures were negatively impacted by the exchange rate of the U.S. dollar against the euro. On a U.S. dollar basis, Deutsche Telekom’s U.S. subsidiary posted a revenue shortfall of just 2.2 percent, while adjusted EBITDA rose by 0.8 percent. On a euro basis, however, revenue in the first quarter of 2010 was down 7.8 percent compared with the prior-year period to EUR 3.8 billion. At the same time, adjusted EBITDA decreased by 5.0 percent to EUR 1 billion. The adjusted EBITDA margin improved year-on-year by 0.8 percentage points to 26.4 percent in the first quarter of this year. The profitability of the U.S. business is underlined by the net profit of USD 362 million generated in the first three months of 2010, compared with USD 322 million in the same period of 2009.

Europe
The mobile companies assigned to the Europe operating segment all recorded a pleasing rise in profitability. This segment posted an adjusted EBITDA margin of 27.6 percent in the first quarter, an increase of 8.4 percentage points compared with the previous year. The revenue trend is also encouraging. Total revenue fell by a mere 1.0 percent to EUR 2.4 billion. Adjusted for the impact of regulatory decisions and exchange rates, revenue actually increased slightly.

The customer base in the segment remained stable at 44.0 million in spite of the deregistration of inactive prepay customers. 171,000 net contract additions were recorded in the first three months of 2010. The companies in Poland and the Netherlands were particularly successful at customer acquisition and once again shifted their customer base clearly towards lucrative contract customers.

Due to strict cost control, all national companies succeeded in increasing their profit margins despite intense competition and unfavorable regulatory decisions. Non-recurring effects, for instance in Austria, also contributed to this positive trend. T-Mobile CZ in the Czech Republic remains the most profitable company with an adjusted EBITDA margin of 48.4 percent.

The first quarter of 2010 was the last time T-Mobile UK reported its business figures. The new joint venture company with Orange UK commenced operations on April 1, 2010, and will publish its figures separately in the future. Going forward, the national companies in Poland, the Czech Republic, Austria, and the Netherlands will be disclosed in the new Europe segment together with the companies that had previously been assigned to the Southern and Eastern European segment.

Southern and Eastern Europe

In the first quarter of 2010, Deutsche Telekom further strengthened its position in the markets of Southern and Eastern Europe despite the challenging economic environment. Total revenue increased by EUR 0.4 billion year-on-year to EUR 2.4 billion. Adjusted EBITDA grew by EUR 0.1 billion in the same period to EUR 0.9 billion. Revenue and adjusted EBITDA were significantly affected by the inclusion of the OTE group. OTE has only been fully consolidated since February 2009 and was therefore not included in the figures for the entire first quarter of 2009.

The strained economic situation and continuing intense competition in both mobile communications and the traditional fixed network negatively affected the organic revenue trend in the first quarter of 2010. In addition, tax burdens had a negative impact on mobile revenue in Croatia. Intensive cost savings did fully compensate for these effects on adjusted EBITDA. The adjusted EBITDA margin nevertheless remained high at almost 39 percent.

The broadband market also grew in the first quarter of 2010. With 3.9 million broadband lines in total, the operating segment recorded an increase of 3.0 percent compared with the end of 2009. Growth in the broadband market was also driven by the ongoing success in the marketing of IPTV, with the number of IPTV customers almost doubling within one year.

All mobile companies contributed to the increase in contract customer numbers in absolute terms. The percentage of contract customers in the total customer base increased slightly in all countries except Slovakia. The total mobile customer base was reduced by 0.6 million in the first quarter of 2010 to 34.0 million. The mobile business in the Southern and Eastern Europe segment declined compared with the end of 2009 in several countries, reflecting macroeconomic trends and new registration requirements for prepay products in some countries.

Systems Solutions
In the first quarter of the year, total revenue from T-Systems’ operations returned to an upward trend, increasing by 1.2 percent year-on-year to EUR 2.1 billion, driven in particular by the 5.7 percent growth in T-Systems’ international business.

The large number of deals with corporate customers in the previous year had a positive effect on the figures. This positive upward trend in incoming orders also continued in the first quarter due to major new deals with the German Aerospace Center (DLR), Deutsche Post DHL, TUI Travel, and Swiss Federal Railways. In spite of the universal economic and financial crisis, new orders increased by 7.3 percent in the first three months of 2010.

Business with customers outside the Deutsche Telekom Group expanded by 2.4 percent, reflecting T-Systems’ increasingly strong positioning on national and international markets. Intragroup revenue declined by 1.8 percent compared with the previous year to EUR 0.6 billion, further underlining T-Systems’ contribution to the Group’s cost-cutting efforts.

Adjusted EBIT increased by 38.2 percent to EUR 47 million as a result of the extensive restructuring and efficiency enhancement program Save for Service as well as the extension of the economic useful lives of non-current assets. The adjusted EBIT margin totaled 2.2 percent, up from 1.6 percent the prior-year quarter. By contrast, adjusted EBITDA of the Systems Solutions operating segment declined by 7.1 percent to EUR 0.2 billion in the first quarter, largely attributable to higher costs of goods and services purchased in connection with the new major deals.

The Deutsche Telekom Group at a glance*:
	Q1 2010 millions of EUR	Q1 2009 millions of EUR	Change millions of EUR	Change %	FY 2009 millions of EUR
Net revenue - Domestic - International	15,812 6,739 9,073	15,902 6,943 8,959	(90) (204) 114	(0.6) (2.9) 1.3	64,602 28,033 36,569
Profit (loss) from operations (EBIT)	2,029	244	1,785	n.a.	6,012
Adjusted EBIT	2,230	1,917	313	16.3	9,158
EBITDA	4,690	4,942	(252)	(5.1)	19,906
Adjusted EBITDA	4,890	4,812	78	1.6	20,668
Net profit (loss)	767	(1,124)	1,891	n.a.	353
Adjusted net profit (loss)	891	655	236	36.0	3,390
Free cash flow before dividend payments	1,439	416	1,023	n.a.	6,969
Net cash from operating activities	3,271	2,966	305	10.3	15,795
Cash outflows for investments in property, plant and equipment, and intangible assets (excluding goodwill)	1,934	2,611	(677)	(25.9)	9,202
Net debt at reporting date	40,418	42,833	(2,415)	(5.6)	40,911
Number of employees at reporting date	258,240	260,798	(2,558)	(1.0)	259,920

Germany operating segment*:
	Q1 2010 millions of EUR	Q1 2009 millions of EUR	Change millions of EUR	Change %	FY 2009 millions of EUR
Total revenue - Fixed network - Mobile communications	6,189 4,530 2,000	6,331 4,724 1,952	(142) (194) 48	(2.2) (4.1) 2.5	25,423 18,736 8,109
Net revenue	5,804	5,969	(165)	(2.8)	23,813
Profit (loss) from operations (EBIT)	1,171	1,325	(154)	(11.6)	5,062
Adjusted EBIT	1,285	1,347	(62)	(4.6)	5,418
EBITDA	2,185	2,341	(156)	(6.7)	9,258
Adjusted EBITDA - Fixed network - Mobile communications	2,299 1,468 828	2,363 1,609 761	(64) (141) 67	(2.7) (8.8) 8.8	9,607 6,247 3,373
Adjusted EBITDA margin	37.1%	37.3%		(0.2)%p	37.7%
Number of employees (average)	80,729	86,086	(5,357)	(6.2)	84,584

Comments on the table:
The contributions of the fixed-network and mobile communications sub-segments generally show the unconsolidated view, and do not take consolidation effects at operating segment level into consideration.
Effective July 1, 2009, the Germany operating segment includes the fixed-network and mobile communications business. The fixed-network figures include PASM (Power and Air Condition Solution Management GmbH & Co. KG) without Global Network, International Carrier Services & Solutions (ICSS), the share of Deutsche Telekom AG in the Product House as well as the business customers transferred from the Systems Solutions operating segment effective January 1, 2009. The mobile communications figures include DFMG (Deutsche Funkturm GmbH).
All prior-quarter and prior-year figures have been adjusted for better comparability. Percentages were calculated on the basis of figures shown.

United States operating segment*:
	Q1 2010 millions of EUR	Q1 2009 millions of EUR	Change millions of EUR	Change %	FY 2009 millions of EUR
Total revenue	3,814	4,137	(323)	(7.8)	15,471
Profit (loss) from operations (EBIT)	544	530	14	2.6	2,233
Adjusted EBIT	544	530	14	2.6	2,233
EBITDA	1,008	1,061	(53)	(5.0)	4,261
Adjusted EBITDA	1,008	1,061	(53)	(5.0)	4,261
Adjusted EBITDA margin	26.4%	25.6%		0.8%p	27.5%
Number of employees (average)	38,663	37,720	943	2.5	38,231

Europe operating segment*:
	Q1 2010 millions of EUR	Q1 2009 millions of EUR	Change millions of EUR	Change %	FY 2009 millions of EUR
Total revenue	2,412	2,436	(24)	(1.0)	10,034
Of which: T-Mobile UK	783	836	(53)	(6.3)	3,390
Of which: T-Mobile NL	442	444	(2)	(0.5)	1,807
Of which: PTC	441	416	25	6.0	1,757
Of which: T-Mobile CZ	279	275	4	1.5	1,191
Of which: T-Mobile A	248	267	(19)	(7.1)	1,038
Net revenue	2,264	2,307	(43)	(1.9)	9,486
Profit (loss) from operations (EBIT)a	375	(1,786)	2,161	n.a.	(905)
Adjusted EBIT	380	23	357	n.a.	996
EBITDA	660	461	199	43.2	2,506
Adjusted EBITDA	665	467	198	42.4	2,557
Of which: T-Mobile UK	167	113	54	47.8	611
Of which: T-Mobile NL	102	64	38	59.4	430
Of which: PTC	169	110	59	53.6	616
Of which: T-Mobile CZ	135	127	8	6.3	614
Of which: T-Mobile A	83	53	30	56.6	283
Adjusted EBITDA margin	27.6%	19.2%		8.4%p	25.5%
Number of employees (average)	17,594	18,277	(683)	(3.7)	18,105

Comments on the table:
a) Including an impairment loss of EUR 1.8 billion recognized on the goodwill of the cash-generating unit T-Mobile UK in the first quarter of 2009.

Southern and Eastern Europe operating segment*:
	Q1 2010 millions of EUR	Q1 2009 millions of EUR	Change millions of EUR	Change %	FY 2009 millions of EUR
Total revenue	2,387	1,964	423	21.5	9,685
Of which: Hungary	402	391	11	2.8	1,682
Of which: Croatia	267	278	(11)	(4.0)	1,161
Of which: Slovakia	230	244	(14)	(5.7)	974
Of which: Greece	997	655	342	52.2	3,899
Of which: Romania	291	204	87	42.6	1,104
Of which: Othera	229	206	23	11.2	976
Net revenue	2,349	1,929	420	21.8	9,510
Profit (loss) from operations (EBIT)	304	504	(200)	(39.7)	1,037
Adjusted EBIT	352	323	29	9.0	1,579
EBITDA	877	980	(103)	(10.5)	3,784
Adjusted EBITDA	925	799	126	15.8	3,826
Of which: Hungary	162	164	(2)	(1.2)	675
Of which: Croatia	113	128	(15)	(11.7)	525
Of which: Slovakia	107	112	(5)	(4.5)	439
Of which: Greece	376	239	137	57.3	1,447
Of which: Romania	72	67	5	7.5	293
Of which: Othera	98	92	6	6.5	444
Adjusted EBITDA margin	38.8%	40.7%		(1.9)%p	39.5%
Number of employees (average)	52,531	43,348	9,183	21.2	51,172

Comments on the table:
Including first-time consolidation of OTE from February 1, 2009.
a) “Other” consists of Bulgaria, Albania, Macedonia, and Montenegro.

Systems Solutions operating segment*:
	Q1 2010 millions of EUR	Q1 2009 millions of EUR	Change millions of EUR	Change %	FY 2009 millions of EUR
Total revenue	2,131	2,106	25	1.2	8,798
- Computing services - Desktop services - Systems integration - Telecommunications - Othera	750 344 426 745 (134)	688 326 432 780 (120)	62 18 (6) (34) (14)	9.0 5.5 (1.4) (4.4) (11.7)	2,925 1,404 1,741 3,225 (497)
Net revenue	1,532	1,496	36	2.4	6,083
New orders	2,156	2,010	146	7.3	9,305
Profit (loss) from operations (EBIT)	18	11	7	63.6	(11)
Adjusted EBIT	47	34	13	38.2	229
EBITDA	168	188	(20)	(10.6)	710
Adjusted EBITDA	196	211	(15)	(7.1)	923
Adjusted EBITDA margin	9.2%	10.0%		(0.8)%p	10.5%
Number of employees (average)	47,446	44,449	2,997	6.7	45,328

Comments on the table:
The 160,000 or so business customers transferred from the Systems Solutions operating segment effective January 1, 2009, are shown as part of the fixed-network operations in the Germany operating segment. All prior-quarter and prior-year figures have been adjusted for better comparability.
a) Non-core activities and consolidation.

Group Headquarters & Shared Services*:
	Q1 2010 millions of EUR	Q1 2009 millions of EUR	Change millions of EUR	Change %	FY 2009 millions of EUR
Total revenue	565	618	(53)	(8.6)	2,410
Net revenue	53	68	(15)	(22.1)	253
Profit (loss) from operations (EBIT)	(365)	(309)	(56)	(18.1)	(1,249)
Adjusted EBIT	(360)	(309)	(51)	(16.5)	(1,148)
EBITDA	(177)	(50)	(127)	n.a.	(416)
Adjusted EBITDA	(172)	(50)	(122)	n.a.	(315)
Number of employees (average)	22,070	19,445	2,625	13.5	20,181

*Deutsche Telekom defines EBITDA as profit/loss from operations before depreciation, amortization and impairment losses. For a detailed explanation of non-GAAP performance measures, special factors affecting EBITDA, adjusted EBITDA, the adjusted EBITDA margin as well as special factors affecting profit or loss and the adjusted net profit, please refer to “Reconciliation to pro forma figures” that is posted on Deutsche Telekom's Investor Relations website at www.telekom.com.

Development of customer numbers in the first quarter of 2010.

Germany operating segment:
	Mar. 31, 2010 thousands	Mar. 31, 2009 thousands	Change thousands	Change %
Fixed network
Fixed-network lines	25,864	27,699	(1,835)	(6.6)
Retail broadband lines	11,665	10,984	681	6.2
Wholesale bundled lines	1,523	2,209	(686)	(31.1)
ULLs	9,242	8,606	636	7.4
Wholesale unbundled lines	661	316	345	n.a.
Mobile communications
Mobile customersa	38,544	38,984	(440)	(1.1)

Comments on the table:
Percentages were calculated on the basis of figures shown.
As a result of the change in the terms of contract, prepay contracts no longer end automatically, but run for an unlimited duration and can be terminated by the customer at any time and by Telekom Deutschland GmbH with one month's notice. Telekom Deutschland GmbH reserves the right to make use of this right of termination and to deregister cards in the system.

United States operating segment:
	Mar. 31, 2010 thousands	Mar. 31, 2009 thousands	Change thousands	Change %
Mobile customersa	33,713	33,173	540	1.6

Comments on the table:
a) One mobile communications card corresponds to one customer.

Europe operating segment:
	Mar. 31, 2010 thousands	Mar. 31, 2009 thousands	Change thousands	Change %
Mobile customersa	44,003	44,026	(23)	0.1
Of which: T-Mobile UKb	17,175	16,675	500	3.0
Of which: T-Mobile NLc	4,392	5,235	(843)	(16.1)
Of which: PTC	13,361	13,287	74	0.6
Of which: T-Mobile CZ	5,449	5,411	38	0.7
Of which: T-Mobile A	3,626	3,418	208	6.1

Comments on the table:
a) One mobile communications card corresponds to one customer.
b) Including Virgin Mobile.
c) Around 900,000 inactive customers were added to the customer base due to the acquisition of Orange and the migration in the 2009 financial year of Orange customers to T-Mobile’s customer base. After a period of inactivity of 180 days, these customers were churned in the fourth quarter of 2009, substantially reducing prepay customer figures.

Southern and Eastern Europe operating segment:
	Mar. 31, 2010 thousands	Mar. 31, 2009 thousands	Change thousands	Change %
Fixed network
Fixed-network lines	11,654	12,637	(983)	(7.8)
Of which: Hungary	1,771	1,966	(195)	(9.9)
Of which: Croatia	1,462	1,531	(69)	(4.5)
Of which: Slovakia	1,093	1,123	(30)	(2.7)
Of which: Greece	4,095	4,490	(395)	(8.8)
Of which: Romania	2,721	2,971	(250)	(8.)
Retail broadband lines	3,675	3,176	499	15.7
Wholesale bundled lines	212	282	(70)	(24.8)
ULLs	1,210	796	414	52.0
Wholesale unbundled lines	35	27	8	29.6
Mobile communications
Mobile customers	33,983	32,259	1,724	5.3
Of which: Hungary	5,120	5,347	(227)	(4.2)
Of which: Croatia	2,798	2,781	17	0.6
Of which: Slovakia	2,399	2,331	68	2.9
Of which: Greece	8,813	8,412	401	4.8
Of which: Romania	7,155	6,106	1,049	17.2

Comments on the table:
Including first-time consolidation of OTE from February 1, 2009.

Net additions in the first quarter of 2010.

Germany operating segment:
	Q1 2010 thousands	Q1 2009 thousands	Change thousands	Change %
Fixed network
Fixed-network lines	(372)	(602)	(230)	(38.2)
Retail broadband lines	188	390	(202)	(51.8)
Wholesale bundled lines	(98)	(328)	230	(70.1)
ULLs	149	336	(187)	(55.7)
Wholesale unbundled lines	61	110	(49)	(44.5)
Mobile communications
Mobile customersa	(592)	(117)	(475)	n.a.

Comments on the table:
Totals were calculated on the basis of precise figures and rounded to millions. Percentages were calculated on the basis of figures shown.
a) As a result of the change in the terms of contract, prepay contracts no longer end automatically, but run for an unlimited duration and can be terminated by the customer at any time and by Telekom Deutschland GmbH with one month's notice. Telekom Deutschland GmbH reserves the right to make use of this right of termination and to deregister cards in the system.

United States operating segment:
	Q1 2010 thousands	Q1 2009 thousands	Change thousands	Change %
Mobile customersa	(77)	415	(492)	n.a.

Comments on the table:
a) One mobile communications card corresponds to one customer.

Europe operating segment:
	Q1 2010 thousands	Q1 2009 thousands	Change thousands	Change %
Mobile customersa	(321)	(166)	(155)	(93.4)
Of which: T-Mobile UKb	(3)	(111)	108	97.3
Of which: T-Mobile NLc	(200)	(74)	(126)	n.a.
Of which: PTC	(138)	14	(152)	n.a.
Of which: T-Mobile CZ	(7)	(11)	4	36.4
Of which: T-Mobile A	27	16	11	68.8

Comments on the table:
a) One mobile communications card corresponds to one customer.
b) Including Virgin Mobile.
c) Around 900,000 inactive customers were added to the customer base due to the acquisition of Orange and the migration in the 2009 financial year of Orange customers to T-Mobile’s customer base. After a period of inactivity of 180 days, these customers were churned in the fourth quarter of 2009, substantially reducing prepay customer figures.

Southern and Eastern Europe operating segment:
	Q1 2010 thousands	Q1 2009 thousands	Change thousands	Change %
Fixed network
Fixed-network lines	(281)	(209)	72	34.4
Of which: Hungary	(50)	(45)	(5)	(11.1)
Of which: Croatia	(22)	(19)	(3)	(15.8)
Of which: Slovakia	(8)	(3)	(5)	n.a.
Of which: Greece	(133)	(89)	(44)	49.4
Of which: Romania	(55)	(34)	(19)	61.8
Retail broadband lines	129	188	(59)	(31.4)
Wholesale bundled lines	(17)	(29)	12	n.a.
ULLs	127	104	23	22.1
Wholesale unbundled lines	2	4	(2)	(50.0)
Mobile communications
Mobile customers	(593)	547	(1,140)	n.a.
Of which: Hungary	1	(14)	15	n.a.
Of which: Croatia	(61)	91	(152)	n.a.
Of which: Slovakia	23	(16)	39	n.a.
Of which: Greece	(404)	386	(790)	n.a.
Of which: Romania	(126)	117	(243)	n.a.

Comments on the table:
First-time consolidation of OTE from February 1, 2009.

This press release contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. These also include statements on market potential, statements on finance guidance, as well as on the dividend outlook. They are generally identified by the terms "expect," "anticipate," "believe," "intend," "estimate," "aim for," "goal," "plan," "will," "strive for," "outlook," or similar expressions and often include information that relates to net revenue expectations or targets for adjusted EBITDA, profit or loss, earnings performance, and other indicators, as well as personnel-related measures and workforce adjustments. Forward-looking statements are based on current plans, estimates, and projections. They should therefore be considered with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom's control, including those described in the sections "Forward-Looking Statements" and "Risk Factors" of the Company's Form 20-F annual report filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom’s workforce reduction initiative, the restructuring of operating activities in Germany, and the impact of other significant strategic or business initiatives, including acquisitions, dispositions, business combinations, and cost reduction measures. In addition, regulatory decisions, stronger than expected competition, technological change, litigation and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development. Furthermore, changes in the economic and business environments – for example, the current economic slump – in markets where we, our subsidiaries and affiliates operate, the enduring instability and volatility on the global financial markets, as well as exchange rate and interest rate fluctuations can also adversely affect our business development and the availability of capital at favorable terms. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom's actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations or targets will be met. Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise. Deutsche Telekom does not reconcile its adjusted EBITDA guidance to a GAAP measure because it would require unreasonable effort to do so. As a rule, Deutsche Telekom does not predict the net effect of future special factors due to their uncertainty. Special factors and interest, taxes, depreciation and amortization (including impairment losses) can have a significant effect on Deutsche Telekom's results.

In addition to figures prepared in accordance with IFRS, Deutsche Telekom presents non-GAAP financial performance measures, including EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBT, adjusted net profit, free cash flow, gross debt and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter “Reconciliation of pro forma figures” posted on Deutsche Telekom’s website (www.telekom.com) under the link "Investor Relations."

Deutsche Telekom AG
Corporate Communications

Tel.: +49 (0) 228 181-49 49
E-Mail: presse@telekom.de

Further information is available for journalists at www.telekom.com/media

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By: /s/ Dr. Guillaume Maisondieu

Name: Dr. Guillaume Maisondieu
Title: Chief Accounting Officer

Date: May 12, 2010